Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Investor Relations Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Fourth Quarter
and Fiscal Year 2004 Financial Results

Record Fourth Quarter Revenues of $18.8 Million Representing 25% Growth Year-Over-Year
and Net Income Growth of 121% Year-Over-Year

Record Annual Revenues of $69.1 Million Representing 26% Growth Year-Over-Year and
Annual Net Income Growth of 221% Year-Over-Year

NEW YORK and TEL AVIV, ISRAEL, January 24, 2005 — Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a global provider of Software Digital Rights Management (DRM) and Enterprise Security solutions, today announced financial results for the fourth quarter and fiscal year 2004 ended December 31, 2004.

Revenues for the fourth quarter increased 24.7 percent to $18.8 million from $15.1 million for the same period in 2003. Aladdin experienced double digit year-over-year growth rates in each of the company’s operating segments, Software DRM and Enterprise Security. Enterprise Security revenues for the fourth quarter of 2004 increased 53.1 percent to $5.3 million from $3.5 million in the same period in 2003 and Software DRM revenues for the fourth quarter of 2004 increased 16.2 percent to $13.5 million from $11.6 million in the same period in 2003.

Revenues for the fiscal year 2004 increased 26.3 percent to $69.1 million from $54.7 million for fiscal year 2003. Enterprise Security revenues increased 64.9 percent to $18.5 million from $11.2 million for fiscal year 2003 and Software DRM revenues increased 16.4 percent to $50.7 million from $43.5 million for fiscal year 2003.

Net income for the fourth quarter 2004 was $2.6 million, or $0.21 per basic share and $0.20 per diluted share. Net income for the fourth quarter of 2003 was $1.2 million or $0.10 per basic and diluted share.

Net income for the fiscal year 2004 was $8.8 million or $0.74 per basic share and $0.68 per diluted share compared to net income of $2.7 million or $0.24 per basic share and $0.23 per diluted share for fiscal year 2003.

Cash, cash equivalents and marketable securities totaled $25.9 million at December 31, 2004, up $6.4 million from $19.5 million reported at the end of 2003. Cash flow from operations during the fourth fiscal quarter 2004 was $1.8 million.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, “I am very pleased to report that our core Software DRM and Enterprise Security businesses both performed well in the fourth quarter and full year periods, reporting record revenue as we continue to expand our global presence in the digital security market.”

Financial and Operating Highlights

●	Record quarterly and full year revenues.
●	Profitability: The fourth quarter of fiscal 2004 marked the eighth consecutive quarter with increased profitability.

Product Highlights

●	Software Security (DRM)

o	Aladdin released HASP HL, an advanced software/intellectual property protection and licensing key. HASP HL expanded on HASP4 and Hardlock solutions, building on Aladdin's 19-year legacy in securing digital assets.

o	Aladdin launched HASP SL Version 6.4 (formerly called ‘Privilege’), the software based licensing, protection and distribution system for software publishers and service providers. For publishers, HASP SL Version 6.4 features strong anti-piracy protection, expanded distribution and sales opportunities, and enhanced control of all aspects of protection, licensing and tracking, regardless of the distribution method. For service providers, it features a secure distributed system, multiple publisher support and secure remote role-based access.

o	HASP SL was adopted for secure electronic software distribution by Transaction One, a European provider of outsourced, online store solutions, and Adept Scientific, a supplier of software to engineering companies, universities and scientific research establishments.

●	eSafe® Integrated Proactive Content Security Solution

o	Aladdin upgraded the spyware protection technology in eSafe by adding new, four-layer technology that attacks spyware at the enterprise gateway with real-time inspection.

o	Coqui.net, Puerto Rico's largest ISP, chose the Aladdin eSafe proactive content security solution to protect its customers (half of all Internet users in Puerto Rico) from spam, viruses and cyber attacks.

o	Maccabi, Israel's second largest HMO, chose Aladdin eSafe to protect the sensitive medical records of more than one million patients by securing its enterprise network gateway and email traffic.

●	eToken™ User Authentication Solution

o	Aladdin extended its eToken OEM partnership with VeriSign allowing VeriSign to offer its customers a two-factor Aladdin eToken USB One-Time Password (OTP) authentication device with the VeriSign Unified Authentication solution.

o	Aladdin eToken now supports the OTP algorithm submitted to the Internet Engineering Task Force by the initiative for Open AuTHentication (OATH). OATH is an industry initiative aimed at driving the ubiquity of strong authentication across all networks, applications and devices.

o	Aladdin announced general availability of its eToken Simple Sign-On (SSO). Organizations using eToken SSO enable users to plug in the eToken and enter one eToken password to securely log on to the Company network, VPN or other application. Benefits include lower password-related costs, higher productivity and increased security through two-factor authentication.

On December 20th Aladdin obtained the Web address ‘Aladdin.com’. For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.Aladdin.com/about/pressroom.asp.

Future Business Outlook

Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin’s management believes revenues for the first quarter of fiscal 2005 will be in the range of $18.9 million to $19.7 million and basic and diluted earnings per share are expected to be in the range of $0.20 to $0.24.

Earnings Teleconference

The Company will hold a teleconference today, January 24th, at 9:00 a.m. EDT to discuss the quarterly and fiscal year results. To participate in the call, please dial (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 11:00 a.m. Eastern on January 24th through 11:59 p.m. on January 31st by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 3441747. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com.

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a global provider of software digital rights management (DRM) and enterprise security. Aladdin products include: the HASP®  family of hardware and software-based products that flexibly protect, license and distribute software and intellectual property;  the USB-based eToken™ device for strong user authentication and e-commerce security; and the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content. Visit the Aladdin Web site at http://www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Consolidated Statement of Income
 (U.S. dollars, in thousands – except for per-share amount)

	Three month periods ended December 31		Twelve month periods ended December 31
	2004	2003	2004	2003
Revenues:
Software DRM	13,523	11,636	50,650	43,521
Enterprise Security	5,294	3,458	18,471	11,204
Total Revenues	18,817	15,094	69,121	54,725
Cost of Revenues	3,888	2,574	13,781	9,799
Gross profit	14,929	12,520	55,340	44,926
Research & development	3,081	3,263	12,028	12,759
Selling & marketing	7,040	5,775	24,677	22,012
General & administrative	2,073	2,360	8,805	7,745
Total operating expenses	12,194	11,398	45,510	42,516
Operating income	2,735	1,122	9,830	2,410
Financial income, net	264	163	53	480
Other expenses	(102)	(13)	(138)	(5)
Income before taxes	2,897	1,272	9,745	2,885
Taxes on income	272	83	957	49
	2,625	1,189	8,788	2,836
Equity in loss of affiliate, net of taxes	—	—	—	100
Net income	2,625	1,189	8,788	2,736
Basic earnings per share	0.21	0.10	0.74	0.24
Diluted earnings per share	0.20	0.10	0.68	0.23
Weighted average number of shares outstanding for Basic EPS	12,217	11,365	11,940	11,287

Weighted average number of shares outstanding for Diluted EPS	13,153	12,454	13,000	11,950

Aladdin Knowledge Systems Ltd.
 Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	December 31, 2004	December 31, 2003
Assets
Current assets:
Cash & cash equivalents	17,313	18,287
Marketable securities	8,598	1,229
Trade receivable, net of allowance for doubtful accounts	12,637	9,766
Other accounts receivable	4,319	2,892
Inventories	5,788	5,795
Total current assets	48,655	37,969
Severance pay fund	2,357	2,322
Fixed assets, net	2,234	2,447
Other long term assets, net	17,648	12,730
Total Assets	70,894	55,468
Liabilities and shareholders' equity
Current liabilities:
Trade payables	3,546	2,306
Deferred revenues	4,793	3,415
Other current liabilities	5,989	5,623
Total current liabilities	14,328	11,344
Accrued severance pay	3,129	3,168
Shareholders' Equity	53,437	40,956
Total Liabilities and shareholders' equity	70,894	55,468